

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

<u>Via E-mail</u>
John B. Crowe
Chairman and Chief Executive Officer
Buckeye Technologies Inc.
P.O. Box 80407
1001 Tillman Street
Memphis, Tennessee 38108-0407

> **Re:** **Buckeye Technologies Inc.**
> **Schedule 14D-9**
> **Filed May 7, 2013**
> **File No. 005-48529**

Dear Mr. Crowe:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4. The Solicitation or Recommendation, page 11</u>

<u>Reasons for Recommendation, page 20</u>

1.   We noticed the disclosure that "the Board considered a variety of factors…." Item 4 of Schedule TO and corresponding Item 1012(b) of Regulation M-A, however, require that reasons, as distinguished from factors, be disclosed. Please revise.

2.   Revise each of the factors that have been offered in support of the board's recommendation so that each is expressed as a clearly defined, substantive reason. Vague and conclusory statements are not sufficient. See Item 1012(b) of Regulation M-A. For example, refer to the following sentence on page 20: "The Board considered the

current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of Buckeye, including the potential risks involved in achieving such prospects and objectives." Please revise to explain how Buckeye's financial condition and prospects support the board's recommendation to security holders. As another example, please revise to explain why "the range of values implied by Barclays' various financial analyses" supports the board's recommendation.

Opinion of Buckeye's Financial Advisor, page 23

Historical Share Price Analysis, page 26

3.   Please revise the disclosure to explain how the results obtained support Barclays' fairness opinion.

Item 8. Additional Information, page 32

Certain Projections, page 38

4.   We noticed that the projections were not prepared in accordance with GAAP. Advise us, with a view towards revised disclosure, whether any consideration was given to the application of Regulation G or Item 10(e) of Regulation S-K.

Forward-Looking Statements, page 40

5.   Refer to the following sentence on page 40: "The forward-looking statements contained in this Schedule 14D-9 are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law." Please revise to clarify that the company will amend the schedule to reflect any material change in the information previously disclosed, consistent with the company's obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        William J. Tuttle
        Dechert LLP